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                                                                    EXHIBIT 99.1

Contact:  Robert D. Siegfried/Jessica Barist    Contact: Calvin L. Reed
          Kekst and Company                              Peak International Ltd.
          (212) 521-4800                                 (619) 385-0308

                  JACK MENACHE, INDEPENDENT PEAK BOARD MEMBER,
                 JOINS PEAK INTERNATIONAL AS VICE PRESIDENT OF
                 ADMINISTRATION, GENERAL COUNSEL AND SECRETARY

             PEAK NAMES WILLIAM D. SNYDER TO SUCCEED JACK MENACHE,
                        AS OUTSIDE DIRECTOR AND HEAD OF
                     THE AUDIT COMMITTEE OF THE PEAK BOARD

HONG KONG AND MILPITAS, CALIFORNIA, JULY 26, 1999 - Peak International Limited (NASDAQ: PEAKF) (AMEX:PTT) today announced that Jack Menache, a highly-experienced lawyer, who joined Peak's Board of Directors this past May and has been heading the Board's Audit Committee, has agreed to join Peak as Vice President of Administration, General Counsel and Secretary. Succeeding Mr. Menache on the Peak Board of Directors is William D. Snyder, a seasoned business executive, who now will assume responsibility for the audit committee of the Board.

Calvin L. Reed, Chief Executive Officer and President, stated, "These developments are designed to further assure that Peak benefits from the expertise of knowledgeable business professionals. With Jack Menache now becoming actively involved in day-to-day operations, we both broaden the scope and add to the depth of Peak's management team. His expertise on both the administrative and legal sides is important for Peak to have in-house.

"At the same time, his position on the Board as an independent director is amply filled by William Snyder. Like Jack Menache, he brings to Peak an extensive background in the technology sector. His particular background in finance makes him well-suited to head-up Peak's Audit Committee.

"Both professionals further strengthen the ability of Peak to move forward with fresh and knowledgeable perspectives," Mr. Reed said.

Mr. Menache most recently served as Vice President, General Counsel and Secretary of Integrated Device Technologies, Inc. ("IDT"). Prior to that, he has worked as General Counsel for a number of organizations, including in the technology sector - Datapoint Corporation, Onyx-IMI, Inc., Corvus Systems, Inc. and The Wollongong Group, Inc.

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Mr. Snyder is Chief Financial Officer of Etec Systems, Inc., a publicly-traded capital equipment manufacturer. He has served as Chief Financial Officer and in finance capacities at a number of technology companies, including Integrated Device Technology, Aetrix Computer Corporation, Zilog, Inc. and Digital Equipment Corporation.

Peak International Limited is a leading supplier of precision-engineered transport products for the storage, transportation, and automated handling of semiconductor devices and other electronic components.

The press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the views of Peak with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made herein. The words "believes," "expects," "anticipates," "intends," "plans," "estimates" and similar expressions identify forward-looking statements. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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